

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Carolyn Hunter
President
Hunt for Travel, Inc.
90122 Hoey Road
Chapel Hill, NC 27517

> **Re: Hunt for Travel, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2010**
> **File No. 333-169802**

Dear Ms. Hunter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of the Registration Statement

1. Please include the Primary Standard Industrial Classification Code in your next amendment.

2. Please revise to remove the note regarding forward-looking statements from the cover page of your registration statement.

3. Please revise to remove the legend required by Item 501(b)(10) of Regulation S-K from the cover page of your registration statement and add this legend to the cover page of your prospectus.

Cover Page of Prospectus

4. Please revise to include the net proceeds that the selling shareholders will receive from the offering. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

5. Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub, and disclose that 100% of your revenues were generated from one customer. This snapshot will help investors evaluate the disclosure as they read the filing. Also, disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

6. Please revise to disclose your monthly "burn rate," how long your present capital will last at that rate, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

7. We note your disclosure on page 3 that you need additional capital to develop your business and that you have no established bank-financing arrangements and no current plans for obtaining additional financing. Please revise to disclose here that you will not receive any proceeds from this offering and that you have no current plans for financing.

8. Please explain what you mean by "enrichment and affinity travel excursions" and "specialty enrichment or adventure tours" on page 1.

9. We note that you plan to act as a travel consultant that advises clients. Please revise to discuss the specific services you will provide as a travel consultant. Please also provide a detailed description of your target market.

The Offering, page 1

10. We note that this is a secondary offering. Please reconcile the number of shares of your common stock outstanding before the offering with the number of shares outstanding after the offering.

Risk Factors, page 3

11. Please add risk factors for the following risks or tell us why they are not necessary:
    - because the sole employee occupies all corporate positions, it may not be possible to have adequate internal controls;
    - because she will determine her salary and perquisites, there may not be funds available for net income; and
    - because the travel market is competitive, driven in part by costs and consists of mostly non-public companies, a small travel company with the added expenses of being a reporting company exists at a serious competitive disadvantage.

Our Auditor Has Expressed Substantial Doubt..., page 3

12. Please revise to disclose your net loss using brackets here and throughout.

Uncertainty and adverse changes in the general economic conditions of markets . . ., page 3

13. We note your disclosure regarding the costs associated with manufacturing and distributing recycled rubber products on page 3. Please revise to remove this sentence or advise as to how this is relevant.

We need additional capital to develop our business. If we fail to obtain additional . . ., page 3

14. Please estimate, to the extent reasonably practicable, how much additional financing will be needed.

Determination of Offering Price, page 6

15. We note that the $0.10 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in a private placement. As such, it appears the $0.10 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $0.10 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Description of Business, page 9

16. Please disclose the information regarding reports to security holders required by Item 101(h)(5) of Regulation S-K.

17. Please significantly revise this section to provide more detail and clarity in regards to all material aspects of your business plan. For example,
   - disclose each material step you have taken so far and provide a discussion of the real costs and timelines you face in reaching your goals of designing and marketing travel excursions
   - provide greater detail about the services you plan to offer, including the geographic reach of your travel excursions, and the estimated commission you intend to charge for your services
   - discuss your estimated costs of designing and guiding trips, providing "access to experts on topics related to the travel destinations," producing a monthly e-mail newsletter, creating a website to promote your services, and marketing your services with online banner advertisements

- explain the types of relationships you intend to develop with tour operators and other travel consultants and discuss the obstacles you face in creating such relationships
- provide greater detail about your intended customer base and discuss the difficulties you will likely face in trying to market to high income individuals via social media and banner advertisements
- discuss your plan to identify individuals interested in subscribing to the newsletters and the challenges you will face in charging a subscription fee
- provide additional information regarding your competitive position in your industry

Legal Proceedings, page 10

18. We note your reference to Rule 401(f) of Regulation S-K and your discussion of involvement of certain legal proceedings of the registrant on page 10. Rule 401(f) of Regulation S-K calls for the disclosure of certain legal proceedings involving a director, person nominated to be a director, or executive officer of the registrant. Please revise your discussion of Rule 401(f) accordingly.

Market for Common Equity and Related Stockholder Matters, page 11

19. We note your disclosure on page 5 that your common stock will be subject to the penny stock rules. Please include this disclosure in this section.

20. We note your disclosure on page 1 that the offering will conclude upon the earliest of such time as all of the common stock has been sold pursuant to the registration or such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act. Please revise your disclosure in this section to describe the conditions under Rule 144 as related to the shares of your common stock.

Balance Sheet, page F-2

21. Please explain why accounts receivable, net is greater than your inception to June 30, 2010 revenue. Given that you have only generated sales of $475 since your inception, it does not appear that your accounts receivable balance would be greater than $475.

Notes to Financial Statements, page F-6

Note 2: Stockholders' Equity, page F-9

22. We note your disclosure that you issued 1,865,000 shares of common stock for $186,500, 1,000,000 shares of common stock to your founder for $100, and 5,000,000 shares of common stock to your founder having a fair value of $500 in exchange for $100 and

services provided. Your disclosure appears to indicate that you have issued 7,865,000 shares of common stock. Please reconcile this amount to your balance sheet on page F-2, which indicates that you have 6,865,000 shares issued and outstanding. Please correct or clarify your disclosures as necessary.

23. Please provide all of the disclosure required by ASC 718-10-45 in regards to the shares issued to your founder for services provided. In particular, disclose the method for estimating the fair value of the services received or the fair value of the common stock issued.

Note 4: Related party transactions, page F-9

24. We note your disclosure that you issued 5,000,000 shares of common stock to your founder having a fair value of $500 in exchange for $100 in services and cash provided. Please reconcile this disclosure to Note 2 which states that you issued 5,000,000 shares of common stock to your founder having a fair value of $500 in exchange for $100 and services provided.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 12

Capital Resources and Liquidity, page 12

25. Please revise to disclose your initial revenue targets and how you plan to earn revenue prior to proceeding with your business plan for the development and marketing of your core services. In addition, please explain what you mean by your "core services" in your disclosure on page 10.

26. We note your disclosure on page F-9 regarding your consulting agreement that requires you to pay $5,000 per month until either party cancels the agreement. Please revise to disclose the agreement in this section.

Directors, Executive Officers, Promoters and Control Persons, page 13

27. We note that Ms. Hunter is currently employed at Traveling of Chapel Hill, where she is responsible for consulting potential customers with their travel plans. Please revise to disclose her official title with that employer and whether she is employed on a full-time or part-time basis. Please also add a risk factor discussing the potential conflicts that stem from her having responsibilities to both you and her employer.

28. Please remove the sentence that states that Ms. Hunter has never acted as a promoter of any company and that she does not have a controlling interest in any company or advise.

Carolyn Hunter
Hunt for Travel, Inc.
November 1, 2010
Page 6

Executive Compensation, page 13

Summary Compensation Table, page 13

29. Please advise as to why you have disclosed the award of stock in the all other
compensation column and did not disclose the award of stock in the stock award column
of your table.

Transactions with Related Persons, Promoters and Certain Control Persons, page 14

30. We note that Carolyn Hunter provides office space to you at no cost. Please disclose
your rent arrangement in this section.

Recent Sales of Unregistered Securities, page II-2

31. Please provide the date of the sales of your common stock. Refer to Item 701(a).

32. Please reconcile your disclosure regarding the number of securities sold on page II-2 with
your disclosure regarding the number of securities sold in Notes 2 and 6 on pages F-9 and
F-10.

Signatures, page II-5

33. Please revise your signature page to include the signature of Carolyn Hunter in her
capacity as your principal executive officer, principal financial officer, principal
accounting officer, and director. Refer to Form S-1, Signatures.

Exhibit 5.1

34. Please have counsel replace "Experts" with "Interests of Named Experts and Counsel" in
the first sentence in the last paragraph of the opinion.

Other

35. The financial statements should be updated, as necessary, to comply with Rule 8-08 of
Regulation S-X.

36. Provide a currently dated consent from the independent registered public accountant in
the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney Adviser

cc: Via facsimile: (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP